Exhibit 99.1

For Immediate Release

Media Contacts:	Investor Contacts:

Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	MKR Group Inc. Todd Kehrli +1 (949) 468-2300 kfx@mkr-group.com

FTI Consulting Chris Lane +44 (0) 20 3727 1000 kofax@fticonsulting.com

Kofax Acquires Softpro GmbH

Transaction Adds Signature Verification, Fraud Detection and

Electronic Signature Capabilities to Kofax’s Smart Process Applications

Irvine, CA, September 2, 2014 – Kofax Limited (NASDAQ & LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, announced that on September 1, 2014 it acquired Softpro GmbH, a leading provider of signature verification, fraud prevention and electronic signature software and services.

Many First Mile interactions require signatures, and Softpro’s software will help speed, simplify and instill confidence by enabling organizations to offer a fully digital, streamlined and secure experience. These electronic transaction management capabilities transform and optimize the customer experience, while reducing operating costs and driving increased competitiveness, growth and profitability. This differentiates Kofax’s smart process applications from competitors who do not offer these value-added capabilities, and adds another valuable reason for organizations to choose the Company’s solutions.

According to Geoffrey Moore, best-selling business author and strategist, “E-signatures remove the last barrier between a hybrid paper-to-digital workflow to an all-electronic process, dramatically accelerating closure in any type of transaction that requires a contract. E-signatures let users cruise through the workflow without stopping.”1

Forrester Research reports, “Electronic signatures are gaining momentum due to rapidly evolving consumer technology and the need to reduce transaction costs and the time to close business. Electronic signing is becoming simpler, more accessible, and cheaper with more tablets and touchscreen computers. The recent connection of e-signature capabilities to improving customer experience also accelerates adoption. As a result, enterprise architects should include e-signature as part of an overall enterprise content management (ECM) and business process management (BPM) strategy, making it a foundational technology along with records management, eDiscovery, and other content services used across all lines of business.”2

The most fraud-vulnerable financial instrument in use today is the paper check. The 2013 American Bankers Association Deposit Account Fraud Survey Report states that attempted fraud involving deposit accounts reached $14.8 billion in 2012. FraudOne®, Softpro’s signature verification and fraud detection software, protects bank and depositor assets by verifying signatures and detecting fraud before funds can be accessed for more than 25 million checks every day.

SignDoc®, Softpro’s electronic signature software, offers both click-to-sign and physical signature capture via mobile and other devices, signature verification and fraud detection, is available for on premise or cloud deployments and currently processes over 200 million electronic signatures annually.

Reynolds C. Bish, Chief Executive Officer of Kofax, said: “Softpro has established itself as a trusted solution provider with many of the world’s largest banks – including Citibank, JP Morgan Chase, Wells Fargo and others – as well as leading financial institutions, retailers and government agencies in more than 50 countries. Its software offers enhanced capabilities to Kofax customers who want to embed it within their smart process applications, thus making the First Mile of customer interactions even smarter.”

Kofax acquired all of Softpro’s stock for total consideration of $34.7 million in cash. Of this amount, $31.2 million was paid as part of the closing of the transaction on September 1, 2014. An additional $1.1 million will be paid 90 days after closing, $1.2 million will be paid one year from closing and $1.2 million will be paid two years from closing, with said amounts being subject to certain indemnification terms and conditions. The Company expects to complete the integration of Softpro by the end of calendar year 2014.

Softpro was a privately held company headquartered in Boeblingen, Germany with approximately 80 employees located principally Western Europe and the U.S. Its audited financial statements for the fiscal year ended December 31, 2013 reported revenues of $13.3 million, of which 38% arose from software licenses, 50% from maintenance services, 3% from professional services and 9% from the resale of hardware devices for signature capture purposes. The financial statements also reported an Adjusted EBITDA(3) of $1.0 million and gross assets of $6.1 million. The principal shareholders, Heinz Reschke, founder and CEO – age 66, and Peter Reschke, Head of Sales – age 66, and all other Softpro employees will remain as employees for the immediate future.

B. Riley & Co., LLC initiated and acted as Kofax’s financial advisor for this transaction.

About Kofax

Kofax is a leading provider of smart process applications for the business critical First Mile of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

Safe Harbor Statement

This document contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward looking statements. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive, and other factors, including, among other things, our reliance on third-party manufacturers and suppliers, government agency budgetary and political constraints, new or increased competition, changes in market demand, our ability to consummate and the timing of the consummation of software revenue transactions, our ability to integrate acquired companies and to continue to grow through acquisitions or investments in other companies or technologies and the performance or reliability of our products. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward looking statements. Additional information with respect to these and other factors, which could materially affect the Company and its operations, are included in certain forms the Company has filed with the Securities and Exchange Commission.

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(1)	Geoffrey Moore, Electronic Signatures: Removing the Last Bottleneck to Productive Digital Transactions (April 2014), © 2014 Adobe Systems Incorporated.
(2)	The Forrester Wave™: E-Signatures, Q2 2013, April 29, 2013, Craig Le Clair, Forrester Research, Inc.
(3)	For a definition of Adjusted EBITDA please refer to Kofax’s most recent Annual Report, which is available in the investor relations section of the Company’s website.

© 2014 Kofax Limited. Kofax and TotalAgility are registered trademarks and First Mile is a trademark of Kofax Limited. All other trademarks are the property of their respective owners.

Source: Kofax